Exhibit 99.1

SuperX (NASDAQ: SUPX) Launches AI Token Platform and AI Apps at Tech Week Singapore 2026

New products extend SuperX’s full-stack capabilities from AI infrastructure into model access and AI application workflows

SINGAPORE, September 28, 2026 — SuperX AI Technology Limited (NASDAQ: SUPX) (“SuperX” or the “Company”), a full-stack AI infrastructure solutions provider, today announced the launch of its AI Token Platform and AI Apps at Tech Week Singapore 2026 at Booth 5-K45 on September 29 and 30, 2026, at the Marina Bay Sands Expo and Convention Centre, 10 Bayfront Avenue, Singapore.

The AI Token Platform provides unified access to third-party AI models through a single interface and is metered in AI inference tokens, the usage-based units of model input and output as defined by each model provider. Together, the two products extend SuperX’s full-stack AI strategy from infrastructure delivery to model access and business applications.

“AI infrastructure provides the foundation, but customers also need reliable access to models and practical tools to put the models to work,” said Kenny Sng, Chief Technology Officer of SuperX. “By expanding our portfolio with model access and application tools, we help customers accelerate their journey from compute resources to real-world AI applications.”

AI Token Platform for Unified Model Access and Intelligent Routing

Organizations using multiple AI models often need to manage separate provider accounts, APIs and integrations. The AI Token Platform is designed to simplify this process by providing unified multi-model access and AI services for businesses, including AI application developers, internet companies and software companies.

●	Unified model access: As of the date of this release, and subject to the applicable model provider’s terms, the platform provides access to more than 100 AI models from over 10 providers through a single standardized, OpenAI-compatible API and SDK. Customers can access and switch between text, image, video and audio models without building a separate integration for each provider.

●	Model evaluation: Model Plaza, the platform’s model catalogue and comparison environment, allows users to test and compare models using their own prompts and evaluate outputs based on performance and estimated cost before selecting a model.

●	Intelligent routing and service continuity: The same model can be connected through multiple providers. Requests can be routed based on factors such as region, latency, pricing and service availability, with the option to redirect requests when a provider becomes unavailable.

These capabilities give development teams greater flexibility to select and switch models as performance, availability and commercial requirements change.

AI Apps for Professional Content Creation

AI Apps is designed to support professional teams and enterprise customers across a range of content creation workflows. The platform brings different models, creative tools and digital assets into a shared environment for creating and managing image, video and audio content.

●	Shared creative workspace: AI Apps allows users to generate, edit and continue developing content without repeatedly moving assets between separate platforms.

●	More precise and accessible creation: Annotations, targeted edits, text replacement and asset references give users greater control over generated content. Built-in Skills (pre-configured instruction templates) translate simple instructions into more complete prompts and execution strategies.

●	Reusable assets and team workflows: Generated content can be saved, shared and reused across projects, subject to the terms of the model used to generate it. Teams can collaborate on a shared canvas and track the associated model usage costs.

AI Apps extends model capabilities beyond individual prompts and outputs into a more structured environment for professional content production.

Access to the AI Token Platform and AI Apps is subject to customer onboarding and screening procedures and to applicable export control, sanctions and acceptable use requirements.

At Tech Week Singapore 2026, SuperX will demonstrate the new products alongside its AI compute and AI data center solutions. Visitors can explore these capabilities at Booth 5-K45 on September 29 and 30, 2026, at the Marina Bay Sands Expo and Convention Centre, 10 Bayfront Avenue, Singapore.

For more information, visit the AI Token Platform at https://aicloud.superx.sg/model-plaza and AI Apps at https://aicloud.superx.sg/ai-apps

About SuperX AI Technology Limited

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

Important factors that could cause actual results to differ materially include: our dependence on third-party model providers and on the terms on which they make their models available; the continued availability and licensing of open-weight models; changes in export control, sanctions and other regulatory requirements applicable to AI compute and model services; the absence of an established revenue history for the products described in this press release; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. Statements in this press release regarding the availability, functionality, performance, pricing or customer adoption of the AI Token Platform and AI Apps, and the models and providers supported by them, are forward-looking and subject to change. Product capabilities described in this press release may be modified or discontinued. Forward-looking statements are only predictions and the reader is cautioned not to rely on them. Actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations and Media Contact

SuperX AI Technology Limited

Investor Relations: ir@superx.sg

Website: www.superx.sg

X: https://x.com/SUPERX_AI_

LinkedIn: https://www.linkedin.com/company/superx-ai

Facebook: https://www.facebook.com/people/Super-X-AI-Technology-Limited/61578918040072/

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